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                          July 28, 2021

       Jae A. Evans
       Chief Executive Officer
       Isabella Bank Corporation
       401 N. Main St.
       Mt. Pleasant, MI 48858-1649

                                                        Re: Isabella Bank
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed July 22, 2021
                                                            File No. 333-258102

       Dear Mr. Evans:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Kimberly Baber, Esq.